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Timothy P. Selby	Direct Dial: 212-210-9494	E-mail: tim.selby@alston.com

June 24, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Ms. Erin Martin

Re:	Withdrawal of Form AW filed with the Commission on May 27, 2010
(File No. 333-119560)

Ladies and Gentlemen:

RJO Global Trust hereby requests that its request to withdraw Post-Effective Amendment No. 3 to Registration Statement on Form S-1 of RJO Global Trust (File No. 333-119560), which was previously filed with the Commission on Form AW on May 27, 2010 (File No. 333-119560), be withdrawn.

If you have any questions or comments about the foregoing, please do not hesitate to contact me.

Sincerely,

/s/ Timothy P. Selby Timothy P. Selby Partner

cc:	Ms. Annette Cazenave

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